SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2011

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Willemstad,
Curaçao
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934
Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

LB Group Selects Sapiens Insight for Reinsurance Solution

Sapiens’ solution will provide LB full control of its reinsurance program

Rehovot, Israel – October 11, 2011 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a global provider of innovative insurance software solutions and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), announced today that LB Group Denmark has selected Sapiens’ Insight for Reinsurance solution to manage its reinsurance programs, and enhance  risk control in line with Solvency II directive.

Upon completion of the implementation, LB will assume better management and control of the reinsurance program, including accounting procedures. The solution will  improve its ability to produce risk profiles, with capability of risk accumulation. LB will also demonstrate improved information for management.

Commenting on the selection of Sapiens, LB Group’s Jan Kamp Justesen said, “We have selected Sapiens thanks to the rich business functionality of its solution - Insight for Reinsurance – underpinned by Sapiens’ domain expertise & understanding of the unique business needs. Sapiens’ proven ability in providing reinsurance solutions, combined with their modern technology architecture and rich functionality, made them the best fit for LB Group.”

Raj Ghuman, VP Sales and Operations - Sapiens Europe noted, “We are proud to have LB Group as our customer, and appreciate their recognition of our reinsurance solution and the value of our dedicated and skilled staff.  LB Group joins a growing and impressive portfolio of customers that have chosen Insight for Reinsurance, and we look forward to helping LB Group derive the highest possible value from this solution.”

About LB Group

LB Group is a mutual insurance group based in Copenhagen, Denmark. The object of the Group is to offer insurance to teachers, nurses, selected groups of salaried employees and to members of FDM (Federation of Danish Motorists). The Group has more than 300.000 members and employs around 500 people.

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS), is a leading global provider of innovative business solutions for the insurance industry, helping to modernize business processes, to proactively define and provide innovative new services and to respond quickly to changes in the industry. We offer end to end solutions for the L&P, P&C and Reinsurance markets, with customers across the globe. We jointly serve over 70 insurance customers, backed by a team of over 700 insurance experts. Coupled with our financial stability, Sapiens aims to become the vendor of choice in the insurance software marketplace.

For more information, please visit www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Media Contact:
Osnat Segev-Harel, CMO
Sapiens International
Tel: +972-8-938-2721
E-mail: osnat.se@sapiens.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.
(Registrant)

Date: October 11, 2011	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer